UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PATRIOT TRANSPORTATION HOLDING, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

70338W105

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Thompson S. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,338(1)
	8.	Shared Voting Power 149,717(1)
	9.	Sole Dispositive Power 110,338(1)
	10.	Shared Dispositive Power 149,717(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,703(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person (see Instructions) IN

(1) As of January 10, 2023.

SCHEDULE 13D
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EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is filed to amend and restate, in its entirety, the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on February 9, 2015 by Thompson S. Baker II, Edward L. Baker and the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 (the “ELB Trust”), as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 7, 2017 and Amendment No. 2 to Schedule 13D filed with the SEC on April 13, 2020 (which constituted an exit filing with respect to the ELB Trust) (as amended, the “Schedule 13D”).

Edward L. Baker ceased to be a beneficial owner of more than five percent (5%) of the Common Stock (as defined below) upon his passing on April 28, 2022. Upon Mr. Baker’s death, the 141,158 shares of Common Stock formerly held by the ELB Trust were distributed to separate trusts for the benefit of Mr. Baker’s four children, which are further described in Item 5(a), clauses (ii) through (v). Thompson S. Baker II remains as a trustee with respect to all such shares. As of January 10, 2023, a total of 41,651 shares of Common Stock (representing 1.2% of the outstanding Common Stock of the Issuer), remain in Mr. Baker’s estate, of which Thompson S. Baker II and John D. Baker II have been appointed as co-executors.

Additionally, this Amendment No. 3 amends Thompson S. Baker II’s beneficial ownership to reflect increases related to (i) the administration of Edward L. Baker’s estate, (ii) the issuance of Common Stock awards to the Reporting Person in accordance with the Issuer’s director compensation policy, and (iii) the repricing of certain stock options held by the Reporting Person in connection with extraordinary dividends paid to shareholders of the Issuer on January 30, 2020, December 30, 2020 and November 15, 2021, in accordance with the Issuer’s Equity Compensation Plan.

ITEM 1. SECURITY AND THE ISSUER

The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.10 per share (the "Common Stock"), of Patriot Transportation Holding, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 200 W. Forsyth Street, 7th Floor, Jacksonville, FL 32202.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed on behalf of Thompson S. Baker II (the “Reporting Person”).
(b)	The business address for the Reporting Person is 200 W. Forsyth Street, 7th Floor, Jacksonville, FL 32202.
(c)	The Reporting Person is the Chief Operating Officer for Vulcan Materials Company. The principal executive office of Vulcan Materials Company is located at 1200 Urban Centre Drive, Birmingham, Alabama, 35242.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Except as set forth herein, the Reporting Person acquired all shares of Common Stock reported in this statement as a result of the spin-off (“Spin-off”) of the Issuer by FRP Holdings, Inc., a Florida corporation

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("FRP") on January 30, 2015, wherein FRP distributed, by way of a dividend, all of the shares of Common Stock of the Issuer to its shareholders of record as of January 9, 2015 (the "Record Date"). Shareholders of FRP on the Record Date received one share of the Issuer's Common Stock for every three shares of FRP common stock held.

In connection with the Spin-off, the Reporting Person received 16,627 options to purchase Common Stock of the Issuer, which replaced certain options to purchase FRP common stock previously held by the Reporting Person. Additionally, between February 1, 2015 and April 26, 2017, in connection with his service as the President and Chief Executive Officer of the Issuer, the Reporting Person was awarded a total of 22,495 options to purchase Common Stock of the Issuer in accordance with the Issuer’s Equity Incentive Plan. All such stock options vest ratably over 5 years commencing on the first anniversary of the grant date.

Between February 19, 2015 and July 21, 2015, the Reporting Person exercised 3,000 stock options using personal funds, thereby acquiring 3,000 shares of Common Stock.

In connection with the issuance of extraordinary dividends to the shareholders of the Issuer on January 30, 2020, December 30, 2020 and November 15, 2021, all outstanding options to purchase Common Stock of the Issuer were equitably adjusted to preserve their intrinsic values in accordance with the Issuer’s Equity Incentive Plan. As a result, following the November 15, 2021 dividend, the Reporting Person held a total of 110,150 stock options.

Between January 31, 2018 and February 2, 2022, the Reporting Person was awarded a total of 23,904 shares of Common Stock in accordance with the Issuer’s director compensation policy.

Following Edward L. Baker’s passing, the Reporting Person was appointed as co-executor of Mr. Baker’s estate, and as a result, is deemed to have shared voting and investment power with respect to 41,651 shares of Common Stock held by Mr. Baker’s estate.

On December 2, 2022, the Reporting Person exercised 17,285 stock options using personal funds, thereby acquiring 17,285 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired all shares of Common Stock reported in this statement (i) as a result of the Spin-off, (ii) in connection with the Issuer’s officer and director incentive compensation policies and plans, or (iii) as a result of the administration of the estate of Edward L. Baker and currently intends to hold such shares for investment purposes. The Reporting Person serves as a director of the Issuer and will continue to participate in and receive awards granted to directors under the Issuer’s incentive compensation policies for as long as he serves as a director of the Issuer.

Other than as set forth in this statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

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(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review his investments in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intentions with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of January 10, 2023, the Reporting Person is the beneficial owner of 353,703 shares of Common Stock, which constitutes 9.9% of the issued and outstanding Common Stock of the Issuer. The Reporting Person’s beneficial ownership includes: (i) 75,097 shares held by the Thompson S. Baker II Revocable Living Trust, of which the Reporting Person is the sole trustee and sole beneficiary; (ii) 35,291 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Thompson S. Baker II, of which the Reporting Person is the sole trustee and beneficiary; (iii) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Ann Baker Boney, of which the Reporting Person and Ann Baker Boney are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (iv) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Sarah Baker Lee, of which the Reporting Person and Sarah Baker Lee are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (v) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Margaret Baker Wetherbee, of which the Reporting Person and Margaret Baker Wetherbee are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (vi) 733 shares held by the Reporting Person’s wife’s living trust, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein; (vii) 2,199 shares held in trusts for the benefit of the Reporting
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Person’s children, of which the Reporting Person and his wife are co-trustees and as to which and as to which the Reporting Person disclaims beneficial ownership; (viii) 41,651 shares held by the estate of Edward L. Baker, of which the Reporting Person and John D. Baker II are co-executors and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (ix) 92,865 stock options that are exercisable within sixty days of January 10, 2023.

(b)	As of January 10, 2023, the Reporting Person has sole voting and dispositive power with respect to the 75,097 shares held by the Thompson S. Baker II Revocable Living Trust and the 35,291 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Thompson S. Baker II.

As of January 10, 2023, the Reporting Person has shared voting and dispositive power with respect to the (i) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Ann Baker Boney, which voting and dispositive power is shared with Ann Baker Boney; (ii) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Sarah Baker Lee, which voting and dispositive power is shared with Sarah Baker Lee; (iii) 35,289 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Margaret Baker Wetherbee, which voting and dispositive power is shared with Margaret Baker Wetherbee; (iv) the 2,199 shares held in trusts for the benefit of his children, which voting and dispositive power is shared with the Reporting Person’s wife, and (v) 41,651 shares held by the estate of Edward L. Baker, which voting and dispositive power is shared with John D. Baker II.

(c)	Other than as disclosed in this statement, no transactions were effected by the Reporting Person in the past sixty days.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)	Not applicable with respect Thompson S. Baker II. Edward L. Baker ceased to beneficially own more than 5% of the Issuer’s Common Stock upon his death on April 28, 2022. This Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing with respect to Edward L. Baker.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2023

/s/ Thompson S. Baker II

THOMPSON S. BAKER II

Date: January 25, 2023

/s/ Thompson S. Baker II

THOMPSON S. BAKER II, AS CO-EXECUTOR OF THE ESTATE OF EDWARD L. BAKER II